UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Section 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the quarter ended September 30, 2004

Commission File Number 001-16139

Wipro Limited

(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

Karnataka, India
(Jurisdiction of incorporation or organization)

Doddakannelli
Sarjapur Road
Bangalore, Karnataka 560035, India +91-80-2844-0011
(Address of principal executive offices)

     Indicate by check mark registrant files or will file annual reports under cover Form 20-F or Form 40-F:

          Form 20-F ☒ Form 40-F ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.

          Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 2g 3-2(b).

Not applicable.

DISCLOSURE OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION
SIGNATURES
INDEX TO EXHIBITS
EXHIBIT 99.1
EXHIBIT 99.2
EXHIBIT 99.3
EXHIBIT 99.4
EXHIBIT 99.5
EXHIBIT 99.6
EXHIBIT 99.7
EXHIBIT 99.8
EXHIBIT 99.9
EXHIBIT 99.10
EXHIBIT 99.11
EXHIBIT 99.12

DISCLOSURE OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

     We hereby furnish the Commission with copies of the following information concerning our public disclosures regarding our results of operations for the quarter ended September 30, 2004. The following information shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

     On October 15, 2004, we announced our results of operations for the three months ended September 30, 2004. We issued press releases announcing its results under U.S. Generally Accepted Accounting Principles (“GAAP”) and Indian GAAP, copies of which are attached to this Form 6-K as exhibits 99.1 and 99.2.

     On October 15, 2004, we held a press conference to announce our results, which was followed by a question-and-answer session with those attending the press conference. The transcript of this press conference is attached to this Form 6-K as exhibit 99.3. On the same day, we also held two teleconferences with investors and analysts to discuss our results. Transcripts of those two teleconferences are attached to this Form 6-K as exhibits 99.4 and 99.5.

     Our officers gave interviews with Dow Jones Newswires, Reuters, CNBC, TV channel Headlines Today, newspaper Times of India & newspaper Hindu BusinessLine concerning our results. Copies of the transcripts of these interviews are attached as Exhibits 99.6, 99.7, 99.8, 99.9, 99.10 & 99.11 respectively, to this Form 6-K.

     Last, we placed advertisements in certain Indian newspapers concerning our results of operations for the three months ended September 30, 2004 under Indian GAAP. A copy of the form of this advertisement is attached to this Form 6-K as exhibit 99.12.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

Wipro Limited

/s/ SURESH C. SENAPATY

Suresh C. Senapaty
Corporate Executive Vice President, Finance

Dated: October 20, 2004

INDEX TO EXHIBITS

Exhibits
99.1	U.S. GAAP Press Release

99.2	Indian GAAP Press Release

99.3	Transcript of October 15, 2004 Press Conference

99.4	Transcript of October 15, 2004 11:45 a.m. Earnings Call

99.5	Transcript of October 15, 2004 6:45 p.m. Earnings Call

99.6	Transcript of October 15, 2004 Dow Jones Interview with Suresh Senapaty, Corporate Executive Vice President, Finance of Wipro Limited

99.7	Transcript of October 15, 2004 Reuters Interview with Vivek Paul, Vice Chairman of Wipro Limited

99.8	Transcript of October 15, 2004 CNBC India Question-and-Answer Session with Company’s Officers

99.9	Transcript of October 15, 2004 TV Channel Headlines Today interview with Suresh Senapaty, Corporate Executive Vice President, Finance of Wipro Limited

99.10	Transcript of October 15, 2004 newspaper Times of India interview with Suresh Vaswani, President of Wipro Infotech

99.11	Transcript of October 15, 2004 newspaper Hindu BusinessLine interview with Suresh Vaswani, President of Wipro Infotech

99.12	Form of Advertisement Placed in Indian Newspapers